Exhibit 4.4

Patent Cross License Agreement

Made as of June 30, 2004 (hereinafter “2004 Effective Date”)

between

Matsushita Electric Industrial Co., Ltd.

1006 Oaza Kadoma, Kadoma, Osaka, Japan

-hereinafter called “MEI”-

and

EPCOS AG

St. Martin Strasse 53, 81617 Munich, Germany

-hereafter called “EPCOS”-

WITNESSETH

WHEREAS, MEI and EPCOS (in its former name “Siemens Matsushita Components Verwaltungsgesellschaft mbH) entered into a Patent Cross License Agreement as of June 30, 1999 (hereinafter called “1999 Agreement”; June 30, 1999 shall be hereinafter referred to as “1999 Effective Date”);

WHEREAS, in accordance with Section 4.2 of the 1999 Agreement, MEI and EPCOS had a good faith negotiation to decide the royalty payment for the Second Royalty Period (as defined in the 1999 Agreement);

WHEREAS, as a result of such good faith negotiation, both parties have reached an agreement on such royalty payment for the Second Royalty Period together with some amendments of the 1999 Agreement;

WHEREAS, both parties are willing to make a new Patent Cross License Agreement in full text, which supersedes and replaces the 1999 Agreement, by reflecting the above-mentioned agreed royalty payment for the Second Royalty Period and amendments of the 1999 Agreement;

NOW, THEREFORE, in consideration of the mutual covenants herein contained the parties hereto agree as follows:

ARTICLE 1 – DEFINITIONS

For the purpose of this 2004 Agreement, the following words or expressions shall bear the respective meanings as follows:

1.1	“2004 Agreement” shall mean this Agreement.

1.2	“Products” shall mean any and all types or series of the items set forth in Annex 1, (including, without limitation, finished and semi-finished electric/electronic components, subassemblies, combinations of components and materials) made or sold by or for a party hereto or its Subsidiaries. Annex 1 may be modified from time to time upon mutual written agreement by both parties hereto.

1.3	“Patents” shall mean all patents and utility models (excluding design patents), and all applications therefor of all countries of the world, having a filing date or priority date in any country prior to the date of expiration of the Term ( as hereinafter defined).

1.4	“Licensed Patents” shall mean any and all Patents relating to or useful for the Products and owned or controlled by either party hereto or its Subsidiaries or, subject to Section 1.5 hereof, 50%- Subsidiaries (either issued or to be issued on the application filed by or for the respective party, or acquired from a third party) and under which the respective party has a right to grant licenses or releases at its sole discretion as of the 1999 Effective Date (as hereinabove defined) or thereafter during the Term of the 1999 Agreement or the Term of this 2004 Agreement.

1.5

“Subsidiary” shall mean any company, corporation, partnership or other entity more than fifty percent (50%) of whose outstanding shares or stocks entitled to vote for the election of directors (other than any shares or stocks whose voting rights are subject to restriction) or of ownership interest is owned or controlled by either party hereto, directly or indirectly, now or hereafter provided that such entity shall be deemed to be a Subsidiary only so long as such ownership or control by reason of the foregoing exists. Notwithstanding the foregoing, Victor Company of Japan Limited and its subsidiaries shall not be deemed to be Subsidiaries of MEI for the purpose of this 2004 Agreement.

“50%-Subsidiary” shall mean any company, corporation, partnership or other entity fifty percent (50%) of whose outstanding shares or stocks entitled to vote for the election of directors (other than any shares or stocks whose voting rights are subject to restriction) or of ownership interest is owned or controlled by either party hereto, directly or indirectly, now or hereafter, provided that such entity shall be deemed to be a 50%-Subsidiary only so long as such ownership or control by reason of the foregoing exists.

ARTICLE 2 – LICENSES AND CONDITIONS

2.1	Subject to the terms and conditions hereof, each of MEI and EPCOS (“Licensor”) hereby grants to the other party (“Licensee”) and Licensee’s Subsidiaries non-exclusive, non-transferable, world-wide licenses under its Licensed Patents, without a right to sublicense (subject to Section 2.1.1 hereof), to make, have made, use, lease, sell, offer for sale (directly or indirectly), import and/or otherwise dispose of Products.

2.1.1	The parties hereto shall have the right to grant to any of their 50%-Subsidiaries sub-licenses of the same or lesser scope as the licenses granted to each other hereunder, provided the 50%-Subsidiary in question, in consideration of said grant, agrees to grant to the other party licenses under the patents of the 50%-Subsidiaries of the same scope as the licenses granted hereunder. Upon written request by one party, each other party will give written notice to identify any 50%- Subsidiary to which such licenses have been extended.

2.2	In the event that a Subsidiary of either party hereto is divested such that it no longer constitutes a Subsidiary under Section 1.5 hereof, any licenses granted hereunder to such divested Subsidiary shall forthwith terminate upon such divestiture; provided, however, that any license granted hereunder to the other party and its Subsidiaries under Licensed Patents owned or controlled by such divested Subsidiary shall continue in full force and effect. The same shall apply with regard to 50%- Subsidiaries to which any licenses hereunder have been extended.

2.3	All rights not expressly granted by Licensor hereunder are reserved to Licensor.

2.4	Each Party, in its sole discretion, shall cooperate with the other in a reasonable manner in connection with infringements of the other party’s Licensed Patents which come to its attention or upon learning of any third party patents that may be infringed by practicing the other party’s Licensed Patents.

ARTICLE 3 - RELEASE

Subject to the terms and conditions hereof, Licensor hereby releases Licensee and Licensee’s Subsidiaries from any and all claims Licensor may have or have had for infringement of Licensor’s Licensed Patents by Licensee or Licensee’s Subsidiaries prior to the 2004 Effective Date with respect to Products, which infringement would have been licensed hereunder if it had occurred on or after the 2004 Effective Date.

ARTICLE	4 - PAYMENT

4.1

As the tenth (10th) and the final payment still due as part of the Initial Royalty (as defined in the 1999 Agreement) for the Initial Royalty Period (as defined in the 1999 Agreement) under the 1999 Agreement, EPCOS shall pay to MEI a non-refundable royalty in the amount of sixty million Japanese Yen (¥ 60,000,000) within thirty (30) days after September 30, 2004.

4.2	In consideration of the balance of the mutual rights, licenses and releases granted under this 2004 Agreement, EPCOS shall pay to MEI a non-refundable royalty in the amount of one hundred and twenty million Japanese Yen (¥ 120,000,000) per year (the “Second Royalty”) during the period beginning with the 2004 Effective Date and ending five (5) years after the 2004 Effective Date (the “Second Royalty Period”).

4.3	The royalty set forth in Section 4.2 shall be payable in two (2) equal annual installments within thirty (30) days following March 20 and September 30 of the respective year, starting in the year 2005. The tenth (10th) and final payment for the Second Royalty Period under this 2004 Agreement shall be made within thirty (30) days after September 30, 2009.

4.4	Royalty payment for the period beginning at the end of the fifth (5th) year from the 2004 Effective Date and ending upon the end of the Term (the “Third Royalty Period”) shall be as mutually agreed by the parties through good-faith negotiations no later than March 31, 2009 (the “Third Royalty Agreement Date”). The parties shall begin negotiations as to the royalty payments due during the Third Royalty Period no later than June 30, 2008.

4.5	All royalties hereunder shall be paid in Japanese currency.

4.6

Withholding tax imposed on the payee hereunder (“Payee”) by the tax laws of the country of the payer hereunder (“Payer”) relating to royalty payments may be deducted by the Payer from such payments. Payer shall pay such withholding tax to the tax authority of the country of the Payer on behalf of the Payee and shall furnish the Payee with the tax receipt by the tax authority of the country of the Payer. Further, the Payer shall cooperate with the Payee in good faith in filing any necessary applications under the double tax convention between Japan and Germany and in obtaining reimbursement of credit for such tax payments.

ARTICLE 5 – NO WARRANTY

Nothing contained in this Agreement shall be construed as:

5.1	a warranty or representation that any making, having made, sale, offering for sale, importation, lease, use or other disposition of Products licensed hereunder (or larger products incorporating Products) will be free from infringement or alleged infringement of any intellectual property rights, including without limitation all patents, mask work rights, utility models, copyrights, trade secrets, know-how, trademarks, trade dress rights, service marks and other intellectual property rights (including all applications therefor) (collectively, “Intellectual Property”) other than rights under the Licensed Patents.

5.2	a warranty or representation by any of the parties hereto as to the existence, validity, scope or maintenance of any Licensed Patents; or

5.3	an agreement to bring or prosecute actions or suits against third parties for infringement or conferring any right to bring or prosecute actions or suits against third parties for infringement; or

5.4	conferring any right to use in advertising, publicity, or otherwise any trademark, trade name or company name, and contraction, abbreviation or simulations thereof, of any other party; or

5.5	conferring by implication, estoppel or otherwise, upon any party licensed hereunder, any license or other right under any patent except the licenses and rights expressly granted hereunder; or

5.6	furnishing or making available by one party to the other parties any technical information or technical know-how.

ARTICLE 6 – TERM

6.1	This 2004 Agreement shall become effective as of the 2004 Effective Date and shall thereafter continue in full force and effect until and including June 30, 2014 unless earlier terminated pursuant to Section 6.3 below (the “Second Term”). The Second Term and any Renewal Period or Running Out Period under Section 6.2 shall collectively be referred to herein as the “Term” of this 2004 Agreement.

6.2	This 2004 Agreement may be renewed by the mutual written agreement of the parties for an additional period (“Renewal Period”) upon terms and conditions mutually agreed upon in writing no later than thirty (30) days prior to the expiration of the Second Term. The parties shall begin negotiations as to the terms and conditions under which this 2004 Agreement may be renewed no later than June 30, 2013. If the parties fail to reach agreement as to the terms and conditions for renewal of this 2004 Agreement no later than May 31, 2014, this 2004 Agreement shall automatically be renewed for a one (1) year period (the “Running Out Period”) under the then-existing terms and conditions hereof.

6.3	Either party may terminate this 2004 Agreement forthwith by providing written notice to the other party in the event that:

(a)	such other party shall have been in material breach and/or default with regard to any provision of this 2004 Agreement (including without limitation any breach of Article 4 hereof) and such material breach and/or default shall not have been corrected within sixty (60) days after receipt of written notice specifying the nature of such breach and/or default; or

(b)	such other party: (i) becomes insolvent; (ii) fails to pay its debts or perform its obligations in the ordinary course of business; (iii) admits in writing its insolvency or inability to pay its debts or perform its obligations; or (iv) makes an assignment for the benefit of creditors.

6.4	No termination of this 2004 Agreement by expiration or otherwise shall release Payer from any of its obligations (including, but not limiting to, obligations to pay royalties) accrued during the Term of this Agreement under Article 4 hereof.

ARTICLE 7 - ARBITRATION

The parties hereto agree to use commercially reasonable efforts to amicably settle any dispute, controversy or difference arising between the parties out of or in connection with this 2004 Agreement. However, if any such dispute, controversy or difference is not so settled within ninety (90) days after its occurrence, it shall be, at the request of either party, finally settled by arbitration according to the Rules of Conciliation and Arbitration of the International Chamber of Commerce (the “Rules”), by one (1) or more arbitrators to be appointed in accordance with the Rules. Each party agrees to be bound by the results of such arbitration. The arbitration shall take place in: (i) Munich, Germany, if MEI initiates such arbitration; or (ii) Osaka, Japan, if EPCOS initiates such arbitration. The arbitration proceeding shall be conducted in English language. Judgement upon the award rendered may be entered in any court having jurisdiction for a judicial acceptance of the award and/or an order of enforcement, as the case may be.

ARTICLE 8 – ASSIGNABILITY

Neither this 2004 Agreement nor any rights and obligations hereunder shall be assignable or otherwise transferable, in part or as a whole, by either party to any other person without the prior written consent of the other party, and any assignment or transfer without such consent of the other party shall be null and void.

ARTICLE 9 – GOVERNING LAW

This 2004 Agreement shall be governed by the substantive laws of the Federal Republic of Germany.

ARTICLE 10 - MODIFICATION

No modification, change or amendment of this 2004 Agreement shall be binding upon the parties hereto except by mutual express consent in writing of subsequent date, signed by authorized officers or representatives of each party hereto.

ARTICLE 11 – NOTICE

Any notice shall be given in writing sent to the appropriate address shown below or to such other address as the party to receive the notice may have last designated in writing in the manner herein provided. Unless otherwise provided, any notice required or permitted under this 2004 Agreement shall be given in writing, and shall be deemed effective (i) if personally delivered, at the time delivered by hand, (ii) if delivered by facsimile transmissions, upon confirmation of transmission, (iii) if by courier, on the business day such courier guarantees delivery, and (iv) if delivered by air mail, seven (7) business days after deposit in the mail, postage prepaid, all properly addressed as follows:

EPCOS AG
St. Martin Strasse 53, 81669 Munich,
Federal Republic of Germany
Attention: Head of Corporate Technology and Quality Department (EPCOS TQ)
Facsimile: +49-89-636-28484

Matsushita Electric Industrial Co., Ltd.
1-3-7 Shiromi, Chuo-ku, Osaka, 540-6320 Japan
Attention: Director
Licensing Center
IPR Operations Company
Facsimile: +81-6-6949-4545

Either party hereto may change its address or facsimile number by notice to the other party pursuant to this Article 11.

ARTICLE 12 – FAILURE TO ENFORCE

The failure of either party to enforce at any time or for any period of time the provisions of this 2004 Agreement shall not be construed to be a waiver of such provisions or of the right of such party to enforce each and every such provision.

ARTICLE 13 – SEVERABILITY

In the event that any of the provisions of this 2004 Agreement shall be held by a court or other tribunal of competent jurisdiction to be unenforceable, the remaining portions of this 2004 Agreement shall remain in full force and effect. In such an event, the parties shall agree on a provision that fulfills the intention of the unenforceable provision as closely as possible.

ARTICLE 14 – AGENCY

This 2004 Agreement does not create a principal to agent, employer to employee, partnership, joint venture, or any other relationship except that of independent contractors between EPCOS and MEI.

ARTICLE 15 – LIMITATION OF LIABILITY

In no event and under no circumstances shall either party under this 2004 Agreement be liable for any special or consequential damages or loss of profits of the other party.

ARTICLE 16 – ENTIRE AGREEMENT

This 2004 Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof, and any and all other written or oral agreements existing between the parties as to such subject matter are expressly cancelled. Any modifications of this 2004 Agreement must be in writing and signed by duly authorised officers or representatives of both parties.

ARTICLE 17 – 1999 AGREEMENT

As of the 2004 Effective Date, the 1999 Agreement shall be superseded and replaced by this 2004 Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this 2004 Agreement to be executed by their duly authorised officers or representatives as of the day and year above written.

EPCOS AG		Matsushita Electric Industrial Co., Ltd.

/s/ Veith	/s/ Menzl	/s/ Susumu Koike
Susumu Koike
Senior Managing Director
Member of the Board

ANNEX 1

Products

1.	Aluminum electrolytic capacitors

2.	Tantalum capacitors

3.	Film capacitors

4.	Power capacitors

5.	Electric double layer capacitors

6.	Ceramic capacitors

7.	Surface acoustic wave devices

8.	NTC/PTC thermistors and probes

9.	Varistors

10.	Surge voltage arresters

11.	Microwave ceramic components

12.	Modules with integrated passive components and subassemblies based on low temperature co-fired ceramic multilayer technology

13.	Bulk and optical guided wave substrates

14.	Acousto-optic components

15.	Ferrites and inductive components

16.	RFI components and systems